SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Global Energy Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   37941V 10 5
                      (CUSIP Number of Class of Securities)

                             Donald R. Mastropietro
                         321 N. Kentucky Avenue, Suite 1
                               Lakeland, FL 33801
                                 (863) 683-5523
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2001
                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 37941V 10 5                                                Page 2 of 5


                                  SCHEDULE 13D
-----------------------------------------------------------------------
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Donald R. Mastropietro
-----------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                               (b) [ ]
-----------------------------------------------------------------------
  3      SEC USE ONLY

-----------------------------------------------------------------------
  4      SOURCE OF FUNDS*

-----------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-----------------------------------------------------------------------
  6      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------
                  7       SOLE VOTING POWER
                              575,000
 NUMBER OF       ----------------------------------------------
    SHARES        8       SHARED VOTING POWER
  OWNED BY                      0
    EACH         ------------------------------------------------------
 REPORTING        9       SOLE DISPOSITIVE POWER
PERSON WITH                  575,000
                 ------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               575,000
------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*   [ ]
------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.76%
------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
               IN
------------------------------------------------------------------------

CUSIP No. 37941V 10 5                                                Page 3 of 5

Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Global Energy Group, Inc. (f/k/a 1stopsale.com Holdings, Inc.), a Delaware corporation (the "Company"). The Company's principal executive office is located at 15445 N. Nebraska Avenue, Lutz, Florida 33549

Item 2.  Identity and Background.

                  (a) This statement is filed by Donald R. Mastropietro (the "Reporting Person") with respect to shares directly owned by him.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

                  (b) The business address of Mr. Mastropietro is 321 N. Kentucky Avenue, Suite 1 Lakeland, Florida 33801.

                  (c) Mr. Mastropietro is principally engaged as the Assistant Vice President and Secretary of Intelliworxx, Inc. and is a private investor.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Mastropietro is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 7, 2001, Mr. Mastropietro entered into a Pledge and Escrow Agreement (the "Loan Agreement') with Robert Smith to obtain the funds for the acquisition of the Common Stock. Pursuant to the terms of the Loan Agreement, the shares of the Company's Common Stock acquired by Mr. Mastropietro are collateral for the collection of the $450,000 loan which is due December 31, 2001 with interest at 6% per annum.

Item 4.  Purpose of Transaction.

         The Company amended its Certificate of Incorporation so as to effectuate a 20 for 1 reverse stock split. Accordingly, Mr. Mastropietro's shareholdings were reduced from 11,500,000 to 575,000. Immediately thereafter, the Company acquired Global Energy & Environmental Research, Inc. for 9,375,000 post-split shares of its common stock. As a result of this transaction, the total number of issued and outstanding shares of the Company was increased to 9,978,938, of which Mr. Mastropietro owns 575,000 shares, or 5.76%.

CUSIP No. 37941V 10 5                                                Page 4 of 5


Item 5.  Interest in Securities of the Issuer.

                  (a) As of the close of business on October 12, 2001, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 575,000 shares of Common Stock. As of October 12, 2001, these shares represented 5.76% of the sum of the 9,978,938 total shares of Common Stock outstanding as reported.

                  (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

                  (c) Other than as described above, there have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to the date of filing this form.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Loan Agreement described in Item 3 above, Robert Smith may become the beneficial owner of the 575,000 shares following a default in the Loan Agreement. Prior to such default, Mr. Smith does not have voting or dispositive power with respect to the Common Stock.

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1. Pledge and Escrow Agreement dated as of August 7, 2001 by and among Robert Smith, Donald R. Mastropietro and Sommer & Schneider LLP, filed with initial Schedule 13D filing.

CUSIP No. 37941V 10 5                                                Page 5 of 5


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 22, 2001                     /s/ Donald R. Mastropietro
                                            ----------------------------------
                                            Donald R. Mastropietro